Filed by BioSante Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”) and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “Exchange Act”)
Securities Act File Number: 333-185391
Subject Company: BioSante Pharmaceuticals, Inc.
Exchange Act File Number: 001-31812

The following is a letter sent to certain BioSante stockholders by BioSante Pharmaceuticals, Inc. on March 4, 2013:

BioSante Pharmaceuticals, Inc. 111 Barclay Boulevard Lincolnshire, Illinois 60069 www.biosantepharma.com

NASDAQ: BPAX

March 4, 2013

Important Merger Update — YOUR VOTE MATTERS!

Please call (800) 357-9167 to vote immediately!

Dear Fellow Stockholder:

The special meeting of BioSante stockholders, scheduled for March 15, 2013, is fast approaching and I am writing to remind you that it is very important for you to vote on the matters described in the proxy materials that we sent to you on or about January 25, 2013.

•                  As of March 1, 2013, of the shares of BioSante capital stock that have been cast:

•                  84.2% have been voted in favor of the merger proposal; and

•                  80.6% have been voted in favor of the reverse split proposal required in order to maintain the merged company’s NASDAQ Global Market listing.

•                  Although the votes cast thus far have been overwhelmingly in favor of the merger, WE NEED YOUR VOTE in order to meet necessary voting requirements;

•                  BioSante encourages all stockholders to vote their shares today by calling (800) 357-9167.  No confidential information will be required and the call will only take a moment. Each stockholder’s vote is critical to the success of the merger whether the position be 100,000 shares or even 1,000 shares. The board of directors of BioSante unanimously recommends that stockholders vote “FOR” the adoption of the merger agreement and all related matters being submitted to a vote of BioSante stockholders.

•                  The special meeting of BioSante stockholders to vote on the proposed merger with ANI currently is scheduled to be held on March 15, 2013 at 8:00 a.m., Central Time, at BioSante’s corporate office located at 111 Barclay Boulevard, Lincolnshire, Illinois 60069.

BioSante stockholders who need assistance in voting their shares or who have questions regarding BioSante’s special meeting may contact The BioSante Proxy Information Line toll-free at (800) 357-9167 or AST Phoenix Advisors at (877) 478-5038.

Regardless of the number of shares you own, it is important that you cast your vote and make your voice heard on these important matters regarding our company.

Sincerely,

Stephen M. Simes
Vice Chairman, President and Chief Executive Officer

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed merger between BioSante and ANI and related matters involving BioSante and ANI.  In connection with the proposed transaction, BioSante has filed with the SEC and the SEC has declared effective a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials.  The final definitive joint proxy statement/prospectus has been sent to the stockholders of BioSante and ANI.  Investors and security holders are urged to read the joint proxy statement/prospectus (including any amendments or supplements) and other documents filed with the SEC carefully in their entirety because they contain important information about BioSante, ANI and the proposed transaction.

Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by BioSante at the SEC’s web site at www.sec.gov.  Free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC also can be obtained by directing a request to BioSante, Attention: Investor Relations, telephone: (847) 478-0500.  In addition, investors and security holders may access copies of the documents filed with the SEC by BioSante on BioSante’s website at www.biosantepharma.com.

BioSante and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction described in this release.  Information regarding BioSante’s directors and executive officers is available in BioSante’s annual report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 28, 2013.  Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of BioSante’s directors and executive officers in the proposed transaction by reading the definitive joint proxy statement/prospectus.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.